Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation	Ownership

Upper Class Group Limited.	Delaware	100% (Direct)

Shouguang City Haoyuan Chemical Company Limited.	China	100% (Indirect)

Shouguang Yuxin Chemical Industry Co. Limited.	China	100% (Direct)